United States
Securities and Exchange Commission
Washington, D.C. 20549

02038281

0-32953

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of June 2002

P.E.
6-3-02

Copamex, S.A. de C.V.

(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.]

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Press Release
For Immediate Release

COPAMEX TO OFFER US$200 MILLION IN SENIOR NOTES

Monterrey, N.L. Mexico, June 6, 2002 – Copamex, S.A. de C.V., one of the leading producers of paper-based consumer and industrial products in Mexico, announced today that it intends to sell US$200 million of its unsecured senior notes. The notes are expected to have a seven-year maturity. Net proceeds from the offering will be used for the repayment of existing short-term and long-term indebtedness.



The notes to be offered have not been registered under the Securities Act of 1933, or any state securities laws. The Company will enter into an agreement to register the notes after they are issued. The notes may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws. The notes may not be offered publicly in Mexico.

Copamex has also announced that it is considering various alternatives to refinance its existing debt. These alternatives may include refinancing its outstanding 11.375% Senior Notes due 2004 through an exchange offer for the new unsecured senior notes and/or through a cash tender offer.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.



Contacts:

Francisco Elosua Garza
Investor Relations Manager
COPAMEX
Tel. +52 (81) 8152-6125
Fax: +52 (81) 8152-6129
frelosua@copamex.com

Ricardo Garza Kalifa
Investor Relations
COPAMEX
Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129
rgarzaka@copamex.com



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: June 13, 2002

By: ______________________
Carlos Luis Díaz Sáenz
General Counsel